[Insert SunAmerica Specialty Series Letterhead]

August 28, 2013

VIA EDGAR

Ms. Christina DiAngelo

Mr. James O’Connor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Specialty Series (the “Trust”)

Registration Statement on Form N-14 (333-190217)

Dear Ms. DiAngelo and Mr. O’Connor:

In connection with your review of the Registration Statement on Form N-14 (the “Registration Statement”) of the Trust that was filed with the Securities and Exchange Commission (the “SEC”) on July 29, 2013 (SEC Accession No. 0001193125-13-307340), the Trust acknowledges that:

1. In connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2. The Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3. The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

Sincerely,

/s/ John E. McLean
John E. McLean
Assistant Secretary